July 30, 2019

Steve M. Ritchie
President and Chief Executive Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville, KY 40299

       Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed March 8, 2019
           File No. 000-21660
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed May 7, 2019
           File No. 000-21660

Dear Mr. Ritchie:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 30, 2018

Explanatory Paragraph, page 3

1. You disclose that during the first quarter of 2019, you reassessed the governance structure and operating procedures of PJMF, a VIE, and determined that you have the power to control certain significant activities of PJMF. Accordingly, you concluded you are the primary beneficiary of PJMF and that you must consolidate it. Prior to 2019, you did not consolidate PJMF, and you also have concluded the previous accounting policy to not consolidate PJMF was an immaterial error.

      You disclose future annual reports on Form 10-K and quarterly reports on Form 10-Q, beginning with the Form 10-Q for the period ended March 31, 2019, will reflect the
 Steve M. Ritchie
FirstName LastNameSteve M. Ritchie
Papa John's International, Inc.
Comapany NamePapa John's International, Inc.
July 30, 2019
July 30, 2019 Page 2
Page 2
FirstName LastName
         consolidation of PJMF. You intend to correct the errors in your interim 2018 financial statements by restating them within each Form 10-Q for 2019. You further disclose the consolidated financial statements for 2017 and prior will not be modified as you deem such errors as immaterial to those periods.

         Please provide us with your detailed analysis under SAB 99 and SAB 108 substantiating how you determined that your previous accounting policy to not consolidate PJMF was an immaterial error and does not warrant restating your annual consolidated financial statements within the Form 10-K and amending your 2018 quarterly reports on Form 10-
         Q.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Costs and expenses, page 47

2. You disclose the non-GAAP measure "operating margin" for each of your segments, and page 43 states it is reconciled to the comparable GAAP measure within "Results
         of Operations   costs and expenses." However, it appears the
presentation there is not a
         reconciliation to the comparable GAAP measure but shows how the measure was derived. Please provide wherever presented a reconciliation of operating margin to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-
         K. In connection with this, tell us what the comparable segment GAAP measure is.
3. Please include in your discussion and analysis of "operating margin" for your segments all material items affecting the segment measure "income (loss) before income taxes" as presented in the segment note to the financial statements. For example, 2018 operating margin and income (loss) before income taxes was $115.6 million and $19.0 million, respectively, for domestic company owned restaurants and $42.6 million and $14.4 million, respectively, for international. Refer to 104.02 of staff's Compliance
         & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

Notes to Consolidated Financial Statements
Note 22. Segment Information, page 105

4. Please explain to us and disclose as appropriate why revenues here for each of the international and all others segments do not agree to the revenues presented for these segments on the statements of operations and in the analysis of operating margin.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steve M. Ritchie
Papa John's International, Inc.
July 30, 2019
Page 3

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309) if
you have questions.



FirstName LastNameSteve M. Ritchie                       Sincerely,
Comapany NamePapa John's International, Inc.
                                                         Division of
Corporation Finance
July 30, 2019 Page 3                                     Office of
Transportation and Leisure
FirstName LastName